Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements September 30, 2024

Auna S.A. and Subsidiaries

Condensed Consolidated Interim
Financial Statements

September 30, 2024

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of September 30, 2024 and December 31, 2023

In thousands of soles	September 30, 2024	December 31, 2023	In thousands of soles	September 30, 2024	December 31, 2023
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	200,493	241,133	Loans and borrowings	581,802	385,300
Trade accounts receivable	983,896	860,916	Lease liabilities	30,568	31,867
Other assets	214,022	222,728	Trade accounts payable	865,821	749,349
Inventories	133,273	130,521	Other accounts payable	312,989	463,600
Derivative financial instruments	2,725	721	Provisions	18,516	19,074
Other investments	98,024	93,132	Insurance contract liabilities	30,443	39,853
Total current assets	1,632,433	1,549,151	Deferred income	166	267
			Derivative financial instruments	16,088	-
			Total current liabilities	1,856,393	1,689,310
Non-current assets
Trade accounts receivable	482	420	Non-current liabilities
Other assets	26,610	21,573	Loans and borrowings	3,020,555	3,376,282
Investments in associates and joint venture	23,785	20,584	Lease liabilities	108,347	126,178
Other investments	266	289	Trade accounts payable	3,141	3,906
Property, furniture, and equipment	2,330,247	2,573,140	Other accounts payable	74,679	221,132
Intangible assets	2,742,878	3,129,187	Deferred tax liabilities	365,078	495,826
Right-of-use assets	123,183	139,386	Deferred income	212	352
Investment properties	6,108	6,959	Derivative financial instruments	52,106	-
Derivative financial instruments	58,726	81,492	Total non-current liabilities	3,624,118	4,223,676
Deferred tax assets	205,022	167,371	Total liabilities	5,480,511	5,912,986
Total non-current assets	5,517,307	6,140,401
			Equity
			Share capital	17,387	8,820
			Share premium	1,211,147	-
			Reserves	572,886	1,823,364
			Retained losses	(282,262)	(366,899)
			Equity attributable to the owner of the Company	1,519,158	1,465,285
			Non-controlling interest	150,071	311,281
			Total equity	1,669,229	1,776,566
Total assets	7,149,740	7,689,552	Total liabilities and equity	7,149,740	7,689,552

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Income and Other Comprehensive Income (Loss)
For the three and nine months ended September 30, 2024 and 2023

	Three-month period ended September 30		Nine-month period ended September 30
In thousands of soles	2024	2023	2024	2023
Revenue
Insurance revenue	275,189	278,851	783,721	670,435
Healthcare services revenue	765,595	667,021	2,300,855	1,987,267
Sale of medicines	85,907	69,284	238,628	197,286
Total revenue from contracts with customers	1,126,691	1,015,156	3,323,204	2,854,988
Cost of sales and services	(677,318)	(643,172)	(2,032,076)	(1,795,390)
Gross profit	449,373	371,984	1,291,128	1,059,598
Selling expenses	(54,534)	(55,059)	(155,437)	(151,830)
Administrative expenses	(195,185)	(176,579)	(587,671)	(512,040)
Loss for impairment of trade receivables	(25,155)	(608)	(27,990)	(3,383)
Other income	54,400	9,552	73,464	37,551
Operating profit	228,899	149,290	593,494	429,896
Finance income	34,304	3,300	49,623	54,125
Finance costs	(137,789)	(175,072)	(503,164)	(443,311)
Net finance cost	(103,485)	(171,772)	(453,541)	(389,186)
Share of profit of equity-accounted investees	1,998	1,997	6,514	4,828
Profit before tax	127,412	(20,485)	146,467	45,538
Income tax expense	(26,899)	2,979	(46,366)	(40,413)
Profit (loss) for the period	100,513	(17,506)	100,101	5,125
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(859)	(67,466)	(16,780)	(25,814)
Foreign operations – foreign currency translation differences	(208,764)	139,283	(324,938)	344,924
Changes in fair value of Put and Call liability	-	(3,002)	-	42,722
Other investments at FVOCI – net change in fair value	927	423	1,486	423
Income tax (expense) benefit	1,108	20,075	4,416	7,683
Other comprehensive (loss) income for the period, net of tax	(207,588)	89,313	(335,816)	369,938
Total comprehensive (loss) income for the period	(107,075)	71,807	(235,715)	375,063
Income (loss) attributable to:
Owner of the Company	97,894	(40,528)	88,312	(42,605)
Non-controlling interest	2,619	23,022	11,789	47,730
	100,513	(17,506)	100,101	5,125
Total comprehensive income (loss) attributable to:
Owner of the Company	(102,534)	17,876	(234,415)	236,662
Non-controlling interest	(4,541)	53,931	(1,300)	138,401
	(107,075)	71,807	(235,715)	375,063
Earnings per share
Basic earnings per share	1.32	(0.92)	1.36	(0.97)
Diluted earnings per share	1.32	(0.92)	1.35	(0.97)

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the nine months ended September 30, 2024 and 2023

				Equity attributable to the owner of the Company
	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Fair value reserve	Merger and other reserves	Shared-based payment reserve	Retained (losses) earnings	Total	Non- controlling interest	Total equity
Balances as of January 1, 2023	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	-	699,333	-	(90,982)	1,064,979	493,082	1,558,061
Profit for the period	-	-	-	-	-	-	-	-	-	(42,605)	(42,605)	47,730	5,125
Other comprehensive income for the period	-	-	-	266,425	(13,205)	(8,041)	423	33,665	-	-	279,267	90,671	369,938
Total comprehensive income for the period	-	-	-	266,425	(13,205)	(8,041)	423	33,665	-	(42,605)	236,662	138,401	375,063
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(6,841)	(6,841)
Transfer to legal reserve	-	-	16,807	-	-	-	-	-	-	(16,807)	-	-	-
Shareholder´s downstream merger	(227,727)	(386,045)	-	-	-	-	-	613,963	-	(2,203)	(2,012)	-	(2,012)
Changes of participation NCI in subsidiary	-	-	-	28,360	(7,284)	10,399	-	283,892	-	-	315,367	(315,367)	-
Contributions from non-controlling Shareholders	-	-	-	-	-	-	-	(1,016)	-	-	(1,016)	1,032	16
Total transactions with the owner of the Company	(227,727)	(386,045)	16,807	28,360	(7,284)	10,399	-	896,839	-	(19,010)	312,339	(321,176)	(8,837)
Balances as of September 30, 2023	8,820	-	73,121	104,396	(35,622)	(14,398)	423	1,629,837	-	(152,597)	1,613,980	310,307	1,924,287
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	231	1,626,411	-	(366,899)	1,465,285	311,281	1,776,566
Loss for the period	-	-	-	-	-	-	-	-	-	88,312	88,312	11,789	100,101
Other comprehensive loss for the period	-	-	-	(311,849)	(11,789)	(575)	1,486	-	-	-	(322,727)	(13,089)	(335,816)
Total comprehensive loss for the period	-	-	-	(311,849)	(11,789)	(575)	1,486	-	-	88,312	(234,415)	(1,300)	(235,715)
Issuance of common stock, net of issuance costs	1,112	1,207,474	-	-	-	-	-	-	-	-	1,208,586	-	1,208,586
Capitalization of merger reserve	7,453	-	-	-	-	-	-	(7,453)	-	-	-	-	-
Reclassification of shared-based payment reserve	-	-	-	-	-	-	-	-	3,675	(3,675)	-	-	-
Issuance of shares	2	3,673	-	-	-	-	-	-	(3,675)	-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	-	(1,076,628)	-	-	(1,057,719)	(159,910)	(1,217,629)
Derecognition of put and call liability	-	-	-	-	-	-	-	131,152	-	-	131,152	-	131,152
Equity-settled share-based payment	-	-	-	-	-	-	-	-	6,269	-	6,269	-	6,269
Total transactions with the owner of the Company	8,567	1,211,147	-	18,909	-	-	-	(952,929)	6,269	(3,675)	288,288	(159,910)	128,378
Balances as of September 30, 2024	17,387	1,211,147	79,782	(152,874)	(5,367)	(30,123)	1,717	673,482	6,269	(282,262)	1,519,158	150,071	1,669,229

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the nine months ended September 30, 2024 and 2023

	Nine-month period ended September 30
In thousands of soles	2024	2023
Cash flows from operating activities
Profit for the period	100,101	5,125
Adjustments for:
Depreciation	89,022	102,854
Depreciation of right-of-use assets	20,664	19,409
Amortization	57,567	57,352
(Reversal) Impairment of inventories	(3,392)	(1,461)
Equity-settled share-based payment transactions	6,269	-
Loss on disposal of property, furniture, and equipment	1,962	2,110
Loss (gain) on disposal of right-of-use assets net of leases liabilities	71	(6)
Loss on disposal of intangibles	1,151	307
Loss for impairment of trade receivables	27,990	3,383
Share of profit of equity-accounted investees	(6,514)	(4,828)
Technical provisions and other provisions	4,053	871
Other income for reversal of contingent consideration	-	(4,095)
Other income for reversal of others accounts payable to former shareholders	(46,613)	-
Finance income	(49,623)	(54,125)
Finance costs	503,164	443,311
Income tax expense	46,366	40,413
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(285,348)	(210,173)
Inventories	(7,946)	(7,141)
Trade accounts payable and other accounts payable	163,828	85,651
Provisions	(2,260)	(2,052)
Insurance contract liabilities	(8,403)	36,640
Cash from operating activities	612,109	513,545
Income tax paid	(153,520)	(87,678)
Interest received	16,363	10,649
Net cash from operating activities	474,952	436,516
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(59,994)
Payment for accounts payables to former shareholder	(18,476)	(1,368)
Purchase of properties, furniture, and equipment	(58,013)	(79,875)
Proceeds from sale of property, furniture, and equipment	216	522
Purchase of intangibles	(34,881)	(30,692)
Dividends from equity-accounted investees	1,718	-
Other assets (Trust funds)	-	94,539
Purchase of other investments	(16,287)	(15,786)
Proceeds from advance payment for purchase of shares	-	11,592
Payment for contingent consideration	(46,991)	(35,088)
Net cash used in investing activities	(172,714)	(116,150)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	1,267,794	-
Payments of initial public offering costs	(15,908)	-
Proceeds from loans and borrowings	744,818	2,634,274
Payment of loans and borrowings	(701,878)	(2,485,779)
Payment of lease liabilities	(34,028)	(31,184)
Payment for derivatives premiums	(36,458)	(15,044)
Payment for costs of Extinguishment of debt	(16,607)	-
Interest paid	(317,243)	(278,014)
Proceeds from settlement of derivatives - interest rate swaps	343	-
Dividend paid	(1,174)	(6,841)
Acquisition of non-controlling interest	(1,217,629)	-
Contributions from non-controlling shareholders	-	16
Net cash used in financing activities	(327,970)	(182,572)
Net (decrease) increase in cash and cash equivalents	(25,732)	137,794
Cash and cash equivalents at January 1	241,133	208,694
Exchange difference on cash and cash equivalents for the period	(14,908)	(9,256)
Cash and cash equivalents at September 30	200,493	337,232
Transactions not representing cash flows
Assets acquired through finance lease and other financing	9,119	8,940
Assets acquired from suppliers in installments	6,455	2,354

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

For the three months period ended September 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	262,513	185,194	363,231	315,753	1,126,691	-	1,126,691
Inter-segment revenue (i)	10,230	69,800	-	-	80,030	(80,030)	-
Segment revenue	272,743	254,994	363,231	315,753	1,206,721	(80,030)	1,126,691
External cost of service	(76,691)	(169,954)	(263,471)	(167,202)	(677,318)	-	(677,318)
Inter-segment cost of service (i)	(69,847)	(9,227)	-	-	(79,074)	79,074	-
Segment cost of service	(146,538)	(179,181)	(263,471)	(167,202)	(756,392)	79,074	(677,318)
Gross profit	126,205	75,813	99,760	148,551	450,329	(956)	449,373
External selling expenses	(44,449)	(4,995)	(1,083)	(3,861)	(54,388)	(146)	(54,534)
Segment selling expenses	(44,449)	(4,995)	(1,083)	(3,861)	(54,388)	(146)	(54,534)
External administrative expenses	(19,932)	(26,586)	(48,237)	(56,530)	(151,285)	-	(151,285)
Inter-segment administrative expenses	(94)	(1,176)	-	-	(1,270)	1,270	-
Corporate expenses	(15,355)	(12,658)	(2,952)	(2,233)	(33,198)	(10,702)	(43,900)
Segment administrative expenses	(35,381)	(40,420)	(51,189)	(58,763)	(185,753)	(9,432)	(195,185)
Impairment losses on trade receivables	(246)	(5,898)	(16,258)	(2,715)	(25,117)	(38)	(25,155)
Other income	753	1,796	884	51,355	54,788	(388)	54,400
Inter-segment other income	2,464	195	-	-	2,659	(2,659)	-
Other income	3,217	1,991	884	51,355	57,447	(3,047)	54,400
Segment operating profit (loss)	49,346	26,491	32,114	134,567	242,518	(13,619)	228,899
Share of profit of equity accounted investees, net of taxes	646	-	1,352	-	1,998	-	1,998
Exchange difference, net	(740)	4,696	(1,952)	(6,013)	(4,009)	32,468	28,459
Interest expense, net	(4,548)	(11,361)	(26,836)	(59,654)	(102,399)	(29,545)	(131,944)
Segment profit (loss) before tax	44,704	19,826	4,678	68,900	138,108	(10,696)	127,412
Other disclosures
Depreciation and amortization	(8,088)	(10,757)	(10,868)	(22,834)	(52,547)	(2,311)	(54,858)
Capital expenditure	(6,210)	(10,070)	(15,132)	(11,466)	(42,878)	(3,910)	(46,788)
Segment assets	36,025	29,546	(42,947)	(327,618)	(304,994)	(37,756)	(342,750)
Segment liabilities	7,997	17,948	(127,373)	(246,771)	(348,199)	(29,054)	(377,253)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

For the three months period ended September 30, 2023:

In thousands of soles		Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	228,356	169,091	323,650	294,059	1,015,156	-	1,015,156
Inter-segment revenue (i)	8707	60785	-	-	69492	(69,492)	-
Segment revenue	237,063	229,876	323,650	294,059	1,084,648	(69,492)	1,015,156
External cost of service	(73,030)	(166,141)	(232,290)	(171,711)	(643,172)	-	(643,172)
Inter-segment cost of service (i)	(59,340)	(9,044)	-	-	(68,384)	68,384	-
Segment cost of service	(132,370)	(175,185)	(232,290)	(171,711)	(711,556)	68,384	(643,172)
Gross profit	104,693	54,691	91,360	122,348	373,092	(1,108)	371,984
External selling expenses	(45,769)	(5,011)	(1,618)	(2,478)	(54,876)	(183)	(55,059)
Segment selling expenses	(45,769)	(5,011)	(1,618)	(2,478)	(54,876)	(183)	(55,059)
External administrative expenses	(18,366)	(24,961)	(42,493)	(56,880)	(142,700)	-	(142,700)
Inter-segment administrative expenses	(338)	(1,146)	-	-	(1,484)	1,484	-
Corporate expenses	(13,297)	(9,797)	(5,473)	(4,600)	(33,167)	(712)	(33,879)
Segment administrative expenses	(32,001)	(35,904)	(47,966)	(61,480)	(177,351)	772	(176,579)
Impairment losses on trade receivables	(112)	137	(525)	(107)	(607)	(1)	(608)
Other income	280	2,187	1,433	5,650	9,550	2	9,552
Inter-segment other income	2593	215	-	-	2,808	(2,808)	-
Other income	2,873	2,402	1,433	5,650	12,358	(2,806)	9,552
Segment operating profit (loss)	29,684	16,315	42,684	63,933	152,616	(3,326)	149,290
Share of profit of equity accounted investees, net of taxes	684	-	1,313	-	1,997	-	1,997
Exchange difference, net	(8,961)	(3,018)	19,643	10,203	17,867	(34,866)	(16,999)
Interest expense, net	(5,608)	(12,012)	(32,613)	(76,749)	(126,982)	(27,791)	(154,773)
Segment profit (loss) before tax	15,799	1,285	31,027	(2,613)	45,498	(65,983)	(20,485)
Other disclosures
Depreciation and amortization	(7,768)	(10,240)	(10,617)	(27,948)	(56,573)	(2,209)	(58,782)
Capital expenditure	(9,838)	(10,625)	(17,345)	(7,078)	(44,886)	(3,386)	(48,272)
Segment assets	76,396	30,741	207,992	138,205	453,334	16,412	469,746
Segment liabilities	69,831	28,259	27,301	139,488	264,879	135,072	399,951

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

For the nine months period ended September 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	764,943	541,969	1,089,741	926,551	3,323,204	-	3,323,204
Inter-segment revenue (i)	29,777	208,944	-	-	238,721	(238,721)	-
Segment revenue	794,720	750,913	1,089,741	926,551	3,561,925	(238,721)	3,323,204
External cost of service	(231,214)	(502,367)	(796,509)	(501,986)	(2,032,076)	-	(2,032,076)
Inter-segment cost of service (i)	(209,253)	(27,510)	-	-	(236,763)	236,763	-
Segment cost of service	(440,467)	(529,877)	(796,509)	(501,986)	(2,268,839)	236,763	(2,032,076)
Gross profit	354,253	221,036	293,232	424,565	1,293,086	(1,958)	1,291,128
External selling expenses	(125,696)	(15,195)	(4,397)	(9,543)	(154,831)	(606)	(155,437)
Segment selling expenses	(125,696)	(15,195)	(4,397)	(9,543)	(154,831)	(606)	(155,437)
External administrative expenses	(56,903)	(77,819)	(148,839)	(185,980)	(469,541)	-	(469,541)
Inter-segment administrative expenses	(265)	(3,913)	-	-	(4,178)	4,178	-
Corporate expenses	(47,688)	(42,642)	(8,857)	(6,695)	(105,882)	(12,248)	(118,130)
Segment administrative expenses	(104,856)	(124,374)	(157,696)	(192,675)	(579,601)	(8,070)	(587,671)
Impairment losses on trade receivables	(144)	(5,494)	(19,256)	(3,130)	(28,024)	34	(27,990)
Other income	1,944	4,603	3,662	63,794	74,003	(539)	73,464
Inter-segment other income	7,969	696	-	-	8,665	(8,665)	-
Other income	9,913	5,299	3,662	63,794	82,668	(9,204)	73,464
Segment operating profit (loss)	133,470	81,272	115,545	283,011	613,298	(19,804)	593,494
Share of profit of equity accounted investees, net of taxes	2,589	-	3,925	-	6,514	-	6,514
Exchange difference, net	(2,172)	(459)	(39,659)	(18,219)	(60,509)	42,389	(18,120)
Interest expense, net	(14,996)	(34,532)	(84,622)	(217,964)	(352,114)	(83,307)	(435,421)
Segment profit (loss) before tax	118,891	46,281	(4,811)	46,828	207,189	(60,722)	146,467
Other disclosures
Depreciation and amortization	(23,852)	(31,470)	(32,367)	(72,901)	(160,590)	(6,663)	(167,253)
Capital expenditure	(14,156)	(25,914)	(36,994)	(21,874)	(98,938)	(9,530)	(108,468)
Segment assets	2,236,871	1,000,236	2,329,354	3,180,661	8,747,122	(1,597,382)	7,149,740
Segment liabilities	1,115,412	647,054	1,360,651	1,992,350	5,115,467	365,044	5,480,511

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

For the nine months period ended September 30, 2023:

In thousands of soles		Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	659,964	491,279	857,462	846,283	2,854,988	-	2,854,988
Inter-segment revenue (i)	27,811	167,375	-	-	195,186	(195,186)	-
Segment revenue	687,775	658,654	857,462	846,283	3,050,174	(195,186)	2,854,988
External cost of service	(207,644)	(479,438)	(616,704)	(491,604)	(1,795,390)	-	(1,795,390)
Inter-segment cost of service (i)	(165,202)	(26,485)	-	-	(191,687)	191,687	-
Segment cost of service	(372,846)	(505,923)	(616,704)	(491,604)	(1,987,077)	191,687	(1,795,390)
Gross profit	314,929	152,731	240,758	354,679	1,063,097	(3,499)	1,059,598
External selling expenses	(125,350)	(14,475)	(4,546)	(7,006)	(151,377)	(453)	(151,830)
Segment selling expenses	(125,350)	(14,475)	(4,546)	(7,006)	(151,377)	(453)	(151,830)
External administrative expenses	(54,651)	(70,704)	(130,153)	(149,272)	(404,780)	-	(404,780)
Inter-segment administrative expenses	(743)	(3,822)	-	-	(4,565)	4,565	-
Corporate expenses	(51,576)	(43,017)	(8,419)	(4,600)	(107,612)	352	(107,260)
Segment administrative expenses	(106,970)	(117,543)	(138,572)	(153,872)	(516,957)	4,917	(512,040)
Impairment losses on trade receivables	276	1,222	(3,881)	(874)	(3,257)	(126)	(3,383)
Other income	798	4,767	14,309	17,674	37,548	3	37,551
Inter-segment other income	7,743	712	-	-	8,455	(8,455)	-
Other income	8,541	5,479	14,309	17,674	46,003	(8,452)	37,551
Segment operating profit (loss)	91,426	27,414	108,068	210,601	437,509	(7,613)	429,896
Share of profit of equity accounted investees, net of taxes	1,731	-	3,097	-	4,828	-	4,828
Exchange difference, net	(7,485)	(1,295)	96,008	27,759	114,987	(88,724)	26,263
Interest expense, net	(19,177)	(32,954)	(76,107)	(213,372)	(341,610)	(73,839)	(415,449)
Segment profit (loss) before tax	66,495	(6,835)	131,066	24,988	215,714	(170,176)	45,538
Other disclosures
Depreciation and amortization	(22,292)	(30,498)	(29,482)	(90,596)	(172,868)	(6,747)	(179,615)
Capital expenditure	(17,274)	(17,766)	(56,819)	(17,275)	(109,134)	(8,019)	(117,153)
Segment assets	2,092,566	911,259	2,308,467	3,854,337	9,166,629	(1,509,918)	7,656,711
Segment liabilities	1,051,910	622,254	1,391,071	2,412,485	5,477,720	254,704	5,732,424

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2024

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.